                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JUNE 2005

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA CRISTOFORO COLOMBO 142, 00147 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

The cash tender offer described herein applies without distinction, under equal terms and conditions, to all Telecom Italia Media shareholders, but is not being made, directly or indirectly, in or into the United States, Canada, Japan, Australia or any other jurisdiction outside Italy in which the tender offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations (hereafter “Other Countries”). In like manner, no acceptance of this offer originating, directly or indirectly, from the United States, Canada, and Australia, nor from Other Countries where such acceptance would be in violation of local law, shall be considered valid or effective. The cash tender offer described herein is not being made directly or indirectly, in or into, and cannot be accepted, directly or indirectly from, the United States, Canada or Australia, nor into or from Other Countries either via the services of any market regulated by the United States, Canada, Australia or Other Countries, or by the use of the mails of, or by any means of domestic or international communication or trade of the United States, Canada, Australia or Other Countries (including, without limitation and by way of example only, by mail, fax, telex, e-mail, telephone, the Internet or any other electronic medium or format). Any such offer shall not be capable of acceptance by any such use, means, instrumentality or facility. The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire or sell financial instruments in the United States, Canada, Australia or Other Countries.

TELECOM ITALIA MEDIA: PROVISIONAL RESULTS OF THE VOLUNTARY PARTIAL TENDER OFFER ON ORDINARY SHARES AND THE VOLUNTARY PARTIAL TENDER OFFER ON SAVINGS SHARES

Rome, June 24, 2005 - Telecom Italia Media announces that the acceptance period for the voluntary partial tender offer on the company’s ordinary and saving shares, up to the legally admissible limit of 10% in each class, closed today at 5:40 p.m.

On the basis of the provisional data received from the intermediaries engaged to coordinate the collection of acceptances, the total number of tendered shares was as follows:

•

502,678,857 ordinary shares, equal to approximately 13.80% of Telecom Italia Media ordinary share capital and approximately 138.00% of the ordinary shares subject to the offer;

•

6,921,446 savings shares, equal to approximately 11.33% of Telecom Italia Media saving share capital and approximately 113.32% of the savings shares subject to the offer.

Since the number of shares tendered exceeds the maximum number of Telecom Italia Media ordinary shares sought in the offer, the company will prorate the acceptances according to the Offer Document. On the basis of the provisional results of the offer, the proration percentage would be 72.462153%. Telecom Italia Media would therefore acquire under the offer from each tendering shareholder a quantity of the company’s ordinary shares equal to the proration percentage of the ordinary shares tendered, rounded down to the nearest whole number.

Since the number of shares tendered exceeds the maximum number of Telecom Italia Media savings shares sought in the offer, the company will prorate the acceptances according to the Offer Document. On the basis of the provisional results of the offer, the proration percentage would be 88.243454%. Telecom Italia Media would therefore acquire under the offer from each tendering shareholder a quantity of the company’s savings shares equal to the proration percentage of the savings shares tendered, rounded down to the nearest whole number.

As stated in the Offer Document, Telecom Italia Media will announce whether or not the Offer has met the required conditions to become effective, as stated in Sections A.1 and C.7 of the Offer Document, no later than 7:59 a.m. on Monday June 27.

The final offer results and the final proration percentage shall be announced in a notice published no later than one day prior to the scheduled payment date of the consideration for shares transferred and accepted under the offer (June 30, 2005), and shall be disclosed to the market in a press release as soon as they become available.

This offer is part of the restructuring plan approved by the Telecom Italia Media Board of Directors on April 4, 2005. The plan provided for the cash sale of Internet operations to the Telecom Italia Group, completed on June 1 (specifically, the Tin.it unit and the Virgilio portal business), in order to focus more closely on and develop the company’s media industry portfolio.

Telecom Italia Media was advised by Morgan Stanley & Co. Limited. Banca Caboto S.p.A. (Intesa Group), MCC - Capitalia Banking Group and Unicredit Banca Mobiliare S.p.A. acted as intermediaries engaged to coordinate the collection of acceptances.

Media Relations

Telecom Italia Media Press Office

+ 39.06.3688.2610

www.telecomitalia.it/stampa_uk

Investor Relations

+39.06.5150.5424

www.investor.telecomitaliamedia.it

investor.relations@telecomitaliamedia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors.

Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

- Telecom Italia Media's ability to make any profits from its business for the next two years at least;

- Telecom Italia Media's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalization of its non-core business and the disposition of interests in certain non-core assets;

- Telecom Italia Media's ability to implement successfully its strategic plan including, its Internet strategy, asset disposals, greater integration with Telecom Italia's other businesses and synergies arising there from;

- the continuing impact of increased competition, including the entry of new competitors;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe; and

- the continuing impact of rapid changes in technologies.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Telecom Italia Media does not undertake an obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      June 24th, 2005

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer